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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I.       GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [X]     MERGER

         [ ]     LIQUIDATION

         [ ]     ABANDONMENT OF REGISTRATION

                 (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]     Election of status as a BUSINESS DEVELOPMENT COMPANY

                 (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:

         NUVEEN TAX-FREE BOND FUND, INC.

3.       Securities and Exchange Commission File No.:

         811-4817

4.       Is this an initial Form N-8F or an amendment to a previously filed
         Form N-8F?

         [ ]      Initial Application                [X]    Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         333 WEST WACKER DRIVE, CHICAGO, ILLINOIS 60606

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         DAVID A. STURMS, VEDDER, PRICE, KAUFMAN & KAMMHOLZ, 222 NORTH LASALLE STREET, SUITE 2600, CHICAGO, ILLINOIS 60601-1003; (312/609-7589)

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7.       Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         NUVEEN ADVISORY CORP., 333 WEST WACKER DRIVE, CHICAGO, ILLINOIS 60606,
         ATTENTION: GIFFORD R. ZIMMERMAN, ASSISTANT SECRETARY; (312/917-7700)

         NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.       Classification of fund (check only one):

         [X]      Management company;

         [ ]      Unit investment trust; or

         [ ]      Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [X]      Open-end          [ ]   Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

         MINNESOTA

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         NUVEEN ADVISORY CORP., 333 WEST WACKER DRIVE, CHICAGO, ILLINOIS 60606

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         NUVEEN INVESTMENTS, 333 WEST WACKER DRIVE, CHICAGO, ILLINOIS 60606

13.      If the fund is a unit investment trust ("UIT") provide:

         NOT APPLICABLE

         (a) Depositor's name(s) and address(es):

         (b) Trustee's name(s) and address(es):



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14.      Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [ ] Yes                  [X] No

         If Yes, for each UIT state:
                  Name(s):

                  File No.:  811-___________

                  Business Address:

15.      (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X] Yes           [ ] No

                  If Yes, state the date on which the board vote took place:

                  ON JULY 16, 1996, THE BOARD OF DIRECTORS OF APPLICANT APPROVED A PLAN OF REORGANIZATION WITH RESPECT TO THE NUVEEN OHIO TAX-FREE VALUE FUND.

                  ON OCTOBER 15, 1996, THE BOARD OF DIRECTORS OF APPLICANT APPROVED A PLAN OF REORGANIZATION WITH RESPECT TO THE NUVEEN NEW YORK TAX-FREE VALUE FUND AND NUVEEN MASSACHUSETTS TAX-FREE VALUE FUND.

                  If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X] Yes           [ ] No

                  If Yes, state the date on which the shareholder vote took place:

                  ON DECEMBER 20, 1996 (AFTER THE ADJOURNMENT OF THE SHAREHOLDER MEETING SCHEDULED FOR DECEMBER 12, 1996) THE SHAREHOLDERS OF NUVEEN NEW YORK TAX-FREE VALUE FUND, A SERIES OF THE APPLICANT, APPROVED THE REORGANIZATION.

                  ON JANUARY 10, 1997 (AFTER THE ADJOURNMENT OF THE SHAREHOLDER MEETING SCHEDULED FOR DECEMBER 12, 1996 AND AS CONTINUED ON DECEMBER 20, 1996), THE SHAREHOLDERS OF THE FOLLOWING FUNDS APPROVED THE REORGANIZATION:

                  NUVEEN OHIO TAX-FREE VALUE FUND
                  NUVEEN MASSACHUSETTS TAX-FREE VALUE FUND



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                  If No, explain:

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X] Yes           [ ] No

         (a) If Yes, list the date(s) on which the fund made those distributions: 1/31/97

         (b) Were the distributions made on the basis of net assets?

                  [X] Yes           [ ] No

         (c) Were the distributions made pro rata based on share ownership?

                  [X] Yes           [ ] No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e) Liquidations only:

             Were any distributions to shareholders made in kind?

                  [ ] Yes           [ ] No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only:
         Has the fund issued senior securities?

         [ ] Yes           [X] No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:



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18.      Has the fund distributed all of its assets to the fund's shareholders?

         [X] Yes           [ ] No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?


         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ] Yes           [X] No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [ ] Yes           [X] No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b) Why has the fund retained the remaining assets?

         (c) Will the remaining assets be invested in securities?

                  [ ] Yes           [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ] Yes           [X] No

         If Yes,

         (a) Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?



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IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a) List the expenses incurred in connection with the Merger or
             Liquidation:

             (i)    Legal expenses:

                    NUVEEN OHIO TAX-FREE VALUE FUND
                    NUVEEN NEW YORK TAX-FREE VALUE FUND

                           TOTAL = $44,000.00

                    NUVEEN MASSACHUSETTS TAX-FREE VALUE FUND

                           TOTAL - $5,441.00

             (ii)   Accounting expenses:

                    NUVEEN OHIO TAX-FREE VALUE FUND
                    NUVEEN NEW YORK TAX-FREE VALUE FUND

                           TOTAL = $2,000.00

                    NUVEEN MASSACHUSETTS TAX-FREE VALUE FUND

                           TOTAL = $310.00

             (iii)  Other expenses (list and identify separately):

                    NUVEEN OHIO TAX-FREE VALUE FUND
                    NUVEEN NEW YORK TAX-FREE VALUE FUND

                           TOTAL = $221,000.00

                    NUVEEN MASSACHUSETTS TAX-FREE VALUE FUND

                           TOTAL = $9,159.00

             (iv)   Total expenses (sum of lines (i)-(iii) above):

                    NUVEEN OHIO TAX-FREE VALUE FUND
                    NUVEEN NEW YORK TAX-FREE VALUE FUND

                           TOTAL = $267,000.00

                    NUVEEN MASSACHUSETTS TAX-FREE VALUE FUND

                           TOTAL = $14,910.00



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         (b) How were those expenses allocated?

             NUVEEN ADVISORY CORP. (ADVISER FOR THE FUNDS) AND FLAGSHIP FINANCIAL, INC. (ADVISER FOR THE ACQUIRING FUNDS) BORE THE EXPENSES ASSOCIATED WITH THE FOLLOWING REORGANIZATIONS AS WELL AS THOSE INVOLVING CERTAIN OTHER NUVEEN AND FLAGSHIP FUNDS:

                  NUVEEN OHIO TAX-FREE VALUE FUND
                  NUVEEN NEW YORK TAX-FREE VALUE FUND

             FOR THE NUVEEN MASSACHUSETTS TAX-FREE VALUE FUND, THE EXPENSES ASSOCIATED WITH THE REORGANIZATION WERE ALLOCATED ENTIRELY TO THAT FUND SINCE THE TRANSACTION DID NOT ENTAIL A COMBINATION OF FUNDS, BUT RATHER WAS A "CHANGE OF DOMICILE" REORGANIZATION.

         (c) Who paid those expenses?

             SEE QUESTION 22(b) ABOVE.

         (d) How did the fund pay for unamortized expenses (if any)?

             NONE OF THE FUNDS HAD ANY UNAMORTIZED ORGANIZATIONAL EXPENSES.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [ ] Yes           [X] No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

         [ ] Yes           [X] No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ] Yes           [X] No

         If Yes, describe the nature and extent of those activities:



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VI.      MERGERS ONLY

26.      (a) State the name of the fund surviving the Merger:

             NUVEEN MASSACHUSETTS TAX-FREE VALUE FUND AND NUVEEN NEW YORK TAX-FREE VALUE FUND, SERIES OF THE APPLICANT, WERE REORGANIZED INTO SERIES OF NUVEEN FLAGSHIP MULTISTATE TRUST II.

                  NUVEEN OHIO TAX-FREE VALUE FUND, A SERIES OF THE APPLICANT, WAS REORGANIZED INTO A SERIES OF NUVEEN FLAGSHIP MULTISTATE TRUST IV.

         (b) State the Investment Company Act file number of the fund surviving the Merger:

             NUVEEN FLAGSHIP MULTISTATE TRUST II; FILE NO.: 811-07755

             NUVEEN FLAGSHIP MULTISTATE TRUST IV; FILE NO.: 811-07751

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

             FILE NO. 811-04817, FORM TYPE DEFS14A, FILED NOVEMBER 6, 1996.

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.




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                                  VERIFICATION

         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Nuveen Tax-Free Bond Fund, Inc., (ii) he or she is the Vice-President of Nuveen Tax-Free Bond Fund, Inc. and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.


                                              /s/ GIFFORD R. ZIMMERMAN
                                              ----------------------------------
                                              Gifford R. Zimmerman



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